Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: +1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

July 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Kate Beukenkamp and Donald Field

Re:	CF Acquisition Corp. VIII

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed May 12, 2023

File No. 001-40206

Dear Ms. Beukenkamp and Mr. Field:

On behalf of CF Acquisition Corp. VIII (the “Company” or “CF VIII”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 25, 2023 regarding the Company’s Amendment No. 1 to preliminary proxy statement on Schedule 14A, File No. 001-40206, filed with the Commission on May 12, 2023 (the “Prior Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Prior Proxy Statement (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Risks Related to CF VIII and the Business Combination

There are risks to CF VIII Stockholders who are not affiliates of the Sponsor..., page 67

1.	We note your response to comment 15. Please revise the risk factor title to include a reference to the lack of independent due diligence review by an underwriter and conflicts of interest of the Sponsor previously reflected in the title here.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended

December 31, 2021, page 90

2.	Please revise to eliminate the unaudited pro forma condensed combined statement of operations and related footnotes for the year ended December 31, 2021. Refer to Rule 11-02(c)(2) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the unaudited pro forma condensed combined statement of operations and related footnotes so that they do not include year ended December 31, 2021. The Company has revised the disclosure on pages 92 to 96 of the Amendment.

The Business Combination Proposal

Background of the Business Combination, page 119

3.	We note your response to comment 23 and reissue in part. Please revise this section to disclose whether the preliminary information regarding XBP Europe and its business, including its historical financial performance and its strategy, included the information contained in the Initial 2022 Estimates and the Revised 2022 Estimates referred to on page 128.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amendment.

4.	We note your response to comment 24 and reissue in part. Please revise this section to expand your discussion regarding the presentation of the market valuations for companies similar to XBP Europe to the CF VIII Board at the special meeting of the CF VIII Board head on October 7, 2022. Include a discussion regarding the role CF&Co. played in the preparation and presentation of these market valuations at this meeting beyond simply providing a description of CF&Co. as a financial advisor to CF VIII. We note your disclosure with respect to such valuations on pages 128 - 132.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Amendment.

5.	We note your response to comment 25 and reissue. We note your disclosure that reflects exchanges of multiple drafts of the LOI as well as a summary of key matters discussed. Amend your disclosure to describe the material terms these discussions, including the positions of the parties and how the material terms that were negotiated by the parties evolved throughout this period, especially with regard to the enterprise value of XBP Europe, consideration to be received, forfeiture of shares by the Sponsor, etc. Please include enough detail so that Public Stockholders can fully understand how the final terms of the LOI were determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 120 to 123 of the Amendment.

CF VIII Board’s Reasons for the Approval of the Business Combination, page 122

6.	We note your revisions in response to our comment 14, including providing a cross-reference to the relevant risk factor in the bullet titled “Exela Capital Structure.” Please further revise this bulleted section to briefly state that Exela also faces doubt as to its ability to continue as a going concern where you describe the company to have a “highly leveraged capital structure” and that Exela continues to be “highly leveraged.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Amendment.

Certain Forecasted Information for XBP Europe, page 128

7.	We note your response to comment 30, including the disclosure of revenue and Adjusted EBITDA reflected in the Revised 2022 Estimates. Please further revise this section to disclose similar projections, including dollar amount ranges, associated with the Initial 2022 Estimates. Further, please expand your discussion to disclose the applicable material assumptions contributing to calculation of the dollar amount reflected the updated ranges in October 2022 resulting in the Revised 2022 Estimates. Additionally, we note your disclosure in the Risk Factors section on page 49 regarding missed revenue and Adjusted EBITDA projections for XBP Europe for the fiscal year ended December 31, 2022 and that they were less than those forecasted in the Revised 2022 Estimates used by CF VIII in determining the $220 million valuation of the target. For appropriate context, please revise your disclosure where appropriate to discuss how the Revised 2022 Estimates are not reflective of the most recent actual financial performance of XBP Europe.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 129 to 130 of the Amendment.

Information About XBP Europe

Overview, page 173

8.	We note your response to comment 34. Please revise your disclosure to briefly and succinctly describe the meaning of open banking.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 181 and 182 of the Amendment.

XBP Europe, Inc. and Subsidiaries

Audited Combined and Consolidated Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies

Prior Period Adjustments (in Thousands), page F-8

9.	We read your response to comment 47. The change in your operating loss for 2021 due to your restatement appears to be material. Please label the 2021 statements of operations amounts as restated in your financial statements and throughout the filing. Also, provide ASC 250 disclosures and remove your disclosure referring to the correction as not being material.

Response: In response to the Staff’s comment, the Company has (1) restated 2021 combined and consolidated statement of operations and comprehensive loss, (2) restated Note 13 (Commitments and Contingencies), Note 16 (Other Income (Expense), Net) and Note 18 (Segment Information) and (3) provided required ASC 250 disclosures.

13. Commitments and Contingencies

Adverse Arbitration Order, page F-32

10.	We note your response to comment 46 and reissue our comment with a clarification. Given the claim and the related counterclaim arose from the ordinary course of business, please tell us your basis in GAAP, citing specific guidance and supporting fact pattern in detail, for excluding the customer settlement expense from your operating loss for 2020.

Response: In response to the Staff’s comment, the Company has restated 2020 statement of operations to include customer settlement expense in the operating loss for 2020. This restatement resulted in a restatement of Note 13 (Commitments and Contingencies), Note 16 (Other Income (Expense), Net) and Note 18 (Segment Information) to the combined and consolidated financial statements.  The Company also included required ASC 250 disclosures.

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We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact the undersigned by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Gary J. Simon
Gary J. Simon
Partner

Cc:	CF Acquisition Corp. VIII
Willkie Farr & Gallagher LLP